Morgan, Lewis & Bockius

c/o 19th Floor,

Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong Kong

Direct: +852.3551.8500

Fax: +852.3006.4346

www.morganlewis.com

WRITER’S DIRECT LINE

+86.21.8022.8568

WRITER’S EMAIL

mathew.lewis@morganlewis.com

March 4, 2025

Confidential

Ms. Keira Nakada

Ms. Suying Li

Mr. Brian Fetterolf

Mr. Donald Field

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ENIGMATIG LIMITED
Response to the Staff’s Comments on Amendment No. 4 to Draft Registration Statement on Form F-1 Submitted on September 17, 2024 CIK No. 0001982961

Dear Ms. Nakada, Ms. Li, Mr. Fetterolf, Mr. Field:

On behalf of our client, ENIGMATIG LIMITED, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 18, 2024 on the Company’s Amendment No. 4 to draft registration statement on Form F-1 confidentially submitted on October 10, 2024. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Partners:

Edwin Luk, June Chan, Connie Cheung, Keith Cheung*#, William Ho, David Liao, Charles Mo, Billy Wong and Yan Zeng

Registered Foreign Lawyers:

Eli Gao (New York), Maurice Hoo (California), Alice Huang (California), Mathew Lewis (New York), Louise Liu (New York), Vivien Yu (New South Wales), and Ning Zhang (New York)

*China-Appointed Attesting Officer

#Notary Public of Hong Kong

19th Floor Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong	+852.3551.8500 +852.3006.4346

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Amendment No. 4 to Draft Registration Statement on Form F-1 submitted November 12,2024

Index to Consolidated Financial Statements, page F-1

1.	Please update your financial statements in accordance with Item 8.A.4 of Form 20-F or include the representation noted in the Instruction 2 to Item 8.A.4 of Form 20-F as an exhibit to your registration statement.

In response to the Staff’s comment, the Company has updated the financial statements of the Revised Draft Registration Statement.

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If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852.3551.8500 or via e-mail at ProjectHeaven@morganlewis.com.

Very truly yours

By:	/s/ Mathew Lewis
Mathew Lewis
Partner

cc:	Foo Chee Weng Desmond, Director and Chief Executive Officer, ENIGMATIG LIMITED
Teo Mingwen, Director and Chief Financial Officer, ENIGMATIG LIMITED
Jing Ye, Esq., Ye & Associates, P.C.

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